Exhibit (a)(1)(ii)
BARINGS PRIVATE CREDIT CORPORATION
c/o Barings LLC
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
Offer to Purchase Up to 6,442,643
Shares of Common Stock
Dated December 1, 2025
The Offer and Withdrawal Rights Will Expire at
11:59 p.m., Eastern Time, on December 31, 2025
Unless the Offer is Extended
To the Shareholders of Barings Private Credit Corporation:
Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the “Offer”), Barings Private Credit Corporation, a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Maryland corporation (the “Company”), is offering to purchase up to 6,442,643 of its outstanding shares of common stock, par value $0.001 per share (the “Shares”), pursuant to tenders by shareholders of the Company (“Shareholders”) at a price equal to the net asset value per Share as of December 31, 2025 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on December 31, 2025 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Company and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. The Shares are not traded on any established trading market.
Shareholders should be aware that, if you tender Shares pursuant to the Offer, your tendered Shares will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Company, any Company dividend or distribution with a record date occurring on or after the date on which the Company accepts the Shares for repurchase.
Shareholders should also realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material. The net asset value per Share as of September 30, 2025 was $20.53. The most recently calculated net asset value for the Shares was $20.51 per Share as of October 31, 2025.
Shareholders holding Shares that have been issued after January 1, 2025 should keep in mind that if they tender such Shares in this tender offer, because the tender offer has a Valuation Date that is within the 12-month period following the initial issue date of their tendered shares, such Shares will be subject to the “early repurchase deduction” of 2% of the aggregate net asset value of the Shares repurchased. The early repurchase deduction will reduce the repurchase proceeds. The 12-month holding period will be deemed satisfied if the Shares to be repurchased would have been outstanding for one year or longer as of the purchase date immediately following the prospective valuation date. For example, if a Shareholder purchased Shares as of an April 1 purchase date, and such Shareholder tendered those Shares on March 15 of the following year for repurchase with a valuation date of March 31 of such following year, the 12-month holding period would be deemed satisfied for those Shares. However, if a Shareholder purchased Shares as of a May 1 purchase date, and such Shareholder tendered those Shares on March 15 of the following year for repurchase with a valuation date of March 31 of such following year, the 12-month holding period would not be deemed satisfied for those Shares. Shares that are issued pursuant to the Company’s dividend reinvestment plan (“DRIP”) and tendered will not be subject to the early repurchase deduction.
Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Company’s transfer agent, DST Systems Inc. (the “Transfer Agent”), in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below or request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

IMPORTANT
The Company makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.
Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.
This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:
DST Systems Inc.
Attention: Barings Private Credit Corporation
P.O. Box 219095
Kansas City, MO 64121-9530
Tel: (844) 700-1483 Fax: (833) 623-2399

TABLE OF CONTENTS

Summary Term Sheet	1
1. Background and Purpose of the Offer	2
2. Offer to Purchase and Price	2
3. Amount of Tender	3
4. Procedure for Tenders	3
5. Withdrawal Rights	4
6. Purchases and Payment	4
7. Certain Conditions of the Offer	6
8. Certain Information About the Company	6
9. Full Tender by DRIP Participants	7
10. Certain Federal Income Tax Consequences	8
11. Miscellaneous	11
Financial Statements	11

i

SUMMARY TERM SHEET
This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.
•As disclosed in the Company’s public filings made with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Company is offering to purchase up to 6,442,643 Shares at a price per Share equal to their net asset value per Share (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Shares) determined as of December 31, 2025 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of September 30, 2025. The Offer, which begins on December 1, 2025, will remain open until 11:59 p.m., Eastern Time, on December 31, 2025 (the “Expiration Date”). The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.
•All Shares issued after January 1, 2025, except for Shares issued pursuant to the Company’s dividend reinvestment plan (“DRIP”), that are tendered and purchased in the Offer will be subject to a 2% “early repurchase deduction.” See Section 6 “Purchases and Payment”.
•Shareholders may tender all or a portion of their Shares.
•If a Shareholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the net asset value per Share as of the Valuation Date is finalized.
•Other than the early repurchase deduction described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.
•If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $5,000 based on the Valuation Date net asset value per Share. The Company reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.
•If you are a participant in the DRIP, in the event that you elect to tender your Shares in full, and such full tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date. Shares that are issued pursuant to the DRIP and tendered shall not be subject to the early repurchase deduction.
•If the Company accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Company’s private offering of Shares), borrowings and/or proceeds from the sale of portfolio holdings.
•Additional repurchases will be made at such times and on such terms as may be determined by the Board of Directors of the Company (the “Board”). Barings LLC, the Company’s investment adviser (the “Adviser”), expects that it will generally recommend to the Board that the Company offer to repurchase a portion of its outstanding Shares four times each year, but the Company is not required to make any such offer.

•Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Company, at any time on or after January 29, 2026 (which is 40 business days after commencement of the Offer). If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: Barings Private Credit Corporation, by regular mail at P.O. Box 219095, Kansas City, MO 64121-9530 or by overnight mail at 430 W. 7th Street, Kansas City, MO 64105-1407; or (ii) by requesting that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (844) 700-1483, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Central Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
•In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.
•The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).
•Please note that just as you have the right to withdraw your tender of Shares, the Company has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.
•Shareholders should be aware that, if they tender Shares pursuant to the Offer, they will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Company, any Company dividend or distribution with a record date occurring on or after the date on which the Company accepts the Shares for repurchase.
1.Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for the Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares. The Board intends to consider the continued desirability of the Company making an offer to purchase Shares four times each year, but the Company is not required to make any such offer.
The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.
Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Company (assuming no further issuances of Shares).
2.Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 6,442,643 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.
The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value per Share as of the Valuation Date (less any 2% “early repurchase deduction,” as applicable), payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on September 30, 2025, there were approximately 128,852,866 Shares issued and outstanding, with a net asset value per share of $20.53. The most recently calculated net asset value for the Shares was $20.51 per Share as of October 31, 2025. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.
3.Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $5,000 based on the Valuation Date net asset value per Share. The Company reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.
If less than 6,442,643 Shares are properly tendered pursuant to the Offer and not withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 6,442,643 Shares are duly tendered to the Company before the expiration of the Offer and not properly withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.
4.Procedure for Tenders.
Proper Tenders of Shares. You may tender your Shares in the Offer by delivering (by fax, mail or overnight delivery) a properly completed and duly executed Letter of Transmittal (or an originally signed photocopy of the Letter of Transmittal), together with any other required documents, in accordance with the instructions included in the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Transfer Agent, as specified in such Letter of Transmittal, prior to 11:59 p.m. Eastern Time, on the Expiration Date. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
    Method of Delivery. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent of a properly completed and duly executed Letter of Transmittal (or an originally signed photocopy of the Letter of Transmittal), and any other documents required by the Letter of Transmittal.
    If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. If you choose delivery by fax, please mail the original or an originally signed photocopy promptly after you fax it. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission.
    In all cases, sufficient time should be allowed to ensure timely delivery. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding.
    If you decide to tender, it is your responsibility to, and the Company strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (844) 700-1493, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Central Time).

    The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
   By submitting a Letter of Transmittal, and in accordance with the terms and conditions of the Offer, a tendering Shareholder shall be deemed to represent and warrant that: (a) the tendering Shareholder has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights declared, paid or distributed in respect of such Shares that are declared, paid or distributed in respect of a record date occurring on or after the date on which the Company accepts the Shares for repurchase (collectively, “Distributions”)); (b) when and to the extent the Company accepts the Shares for purchase, the Company will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering Shareholder will execute and deliver any additional documents deemed by the Transfer Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and all Distributions); and (d) the tendering Shareholder has read and agreed to all of the terms of the Offer, including this Offer to Purchase and the Letter of Transmittal.
IF YOU WANT TO TENDER ALL OR A PORTION OF YOUR SHARES, YOU MUST DELIVER THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL. ANY DOCUMENTS DELIVERED TO US OR ANY OTHER PERSON WILL NOT BE FORWARDED TO THE TRANSFER AGENT AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.
Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn prior to the Expiration Date, such Shares will be returned to the tendering Shareholder promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, without expense to the Shareholder.
5.Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Company has not accepted such tendered Shares, on or after January 29, 2026 (which is 40 business days from the date of commencement of the Offer). A form to use to give notice of withdrawal (the “Notice of Withdrawal”) is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the Transfer Agent as specified in the instructions to the Notice of Withdrawal. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above. Once the Company accepts your tendered Shares, upon expiration of the Offer, you will no longer be able to withdraw them other than as set forth above.
6.Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.
If your Shares are accepted for payment, you will be issued a promissory note (each, a “Note”) promptly following the expiration of the Offer. The Note will be non-interest bearing, non-transferable and non-negotiable.  With respect to the Shares tendered, the owner of a Note will no longer be a Shareholder of the Company, and will not have the rights of a Shareholder, including, without limitation, voting rights. The Company will effect payment for each Note in cash promptly by check or wire transfer after the determination of the net asset value as of December 31, 2025. Each Note will be held for Shareholders by the Transfer Agent.
In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the instructions included in the Shareholder’s Letter of Transmittal, of (a) the Letter of Transmittal, properly completed and duly executed, and (b) any other documents required by the Letter of Transmittal. See Section 4 — “Procedure for Tenders.”

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited without expense to the tendering Shareholder promptly following expiration or termination of the Offer.
Other than the early repurchase deduction described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.
The amount payable to any Shareholder that sells Shares in a repurchase offer that has a valuation date (i.e., December 31, 2025 in this Offer) within the 12-month period following the original issue date of such Shares (i.e., after January 1, 2025 in the case of this Offer) will be reduced by 2% of the aggregate net asset value of such Shares repurchased by the Company; this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Company for the benefit of remaining Shareholders. Shares that are issued pursuant to the DRIP and tendered shall not be subject to the early repurchase deduction. Shares repurchased will be treated as having been repurchased on a “first in-first out” basis for purposes of determining whether and to what extent the early repurchase deduction is applicable. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder for purposes of determining whether and to what extent the early repurchase deduction is applicable, except that in all cases shares issued pursuant to the DRIP will be treated as having been repurchased first. In addition, the Shares may be sold to certain feeder vehicles primarily created to hold the Company’s Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, as well as for Shares held in certain omnibus accounts, the Company may not apply the early repurchase deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations.
A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $5,000 in the Company based on the Valuation Date net asset value per Share. Such minimum account balance requirement may be waived by the Company, in its sole discretion. The Company reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.
The Company may, in its sole discretion, waive the early repurchase deduction in the following circumstances (subject to the conditions described below):
•repurchases resulting from death, qualifying disability or divorce;
•in the event that a Shareholder's Shares are repurchased because the Shareholder has failed to maintain the $5,000 minimum account balance; or
•due to trade or operational error.
As set forth above, the Company may waive the early repurchase deduction in respect of repurchase of Shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”)) or divorce of a Shareholder who is a natural person, including Shares held by such Shareholder through a trust or an individual retirement account or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the Shareholder, the recipient of the Shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such Shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the Shareholder became a Shareholder of the Company or (iii) in the case of divorce, receiving written notice from the Shareholder of the divorce and the Shareholder’s instructions to effect a transfer of the Shares (through the repurchase of the Shares by the Company and the subsequent purchase by the Shareholder) to a different account held by the Shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). The Company must receive the written repurchase request within 12 months after the death of the Shareholder, the initial determination of the Shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a Shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the Shareholder. If spouses are joint registered holders of Shares, the request to have the Shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the Shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the early repurchase deduction upon death, disability or divorce does not apply.

The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Company’s private offering of Shares, including potential purchases of Shares by the Adviser or other affiliates of the Company in such offering), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates.
7.Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after December 31, 2025 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined at a later date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the net asset value of the Company from the net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the directors of the Company who are not “interested persons” (as defined in the 1940 Act) determine that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8.Certain Information About the Company. The Company is a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Maryland corporation. The principal executive office of the Company is located at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 and the telephone number is (704) 805-7200. The Shares are not traded on any established trading market.
Pursuant to a Fund of Funds Investment Agreement (the “Cliffwater Fund of Funds Agreement”), dated as of August 20, 2021, by and between one of the Company’s shareholders, Cliffwater Corporate Lending Fund (“CCLF”) and the Company, which provided for the acquisition of Shares by CCLF in a manner consistent with the requirements of Rule 12d1-4 under the 1940 Act, CCLF has waived its right to vote all Shares to the extent that CCLF’s aggregate ownership represents more than 4.99% of the Company’s outstanding Shares.
Pursuant to a Fund of Funds Investment Agreement, dated as of January 2, 2025 (the “StepStone Fund of Funds Agreement”), by and between one of the Company’s shareholders, StepStone Private Credit Income Fund (“CRDEX”) and the Company, which provided for the acquisition of Shares by CRDEX in a manner consistent with the requirements of Rule 12d1-4 under the 1940 Act, CRDEX has waived its right to vote or cause to be voted any “voting stock” that CRDEX has in respect of such number of Shares held by CRDEX, directly or indirectly, that equals or exceeds 5.00% of the then-outstanding Shares.

This summary does not purport to be complete and is qualified in its entirety by reference to the Cliffwater Fund of Funds Agreement and StepStone Fund of Funds Agreement, forms of which are filed as Exhibits (d)(1) and (d)(2), respectively, to the Issuer Tender Offer Statement on Schedule TO filed by the Company and is incorporated herein by reference. Shareholders and other interested parties should read the Cliffwater Fund of Funds Agreement and StepStone Fund of Funds Agreement for a more complete description of the provisions summarized above.

Except as disclosed herein or as previously disclosed by the Company, including in its most recently filed annual report on Form 10-K and quarterly report on Form 10-Q, the Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares or the disposition of Shares; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company (other than pursuant to borrowing arrangements made in the ordinary course of business); (d) any change in the identity of the investment adviser or directors of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the directors, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the directors determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business; or (g) any changes in the Company’s organizational documents or other actions that may impede the acquisition of control of the Company by any person.
Except as previously disclosed in the Company’s filings with the SEC, the Company does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and
(ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Based on the number of Shares outstanding as of September 30, 2025, the following persons (the named individuals being the directors and officers of the Company) own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares	Percentage of the Company’s Outstanding Shares
Adviser	0	*
Eric Lloyd	0	*
Mark F. Mulhern	0	*
Thomas W. Okel	0	*
Jill Olmstead	0	*
Bryan High	0	*
Matthew Freund	0	*
Elizabeth Murray	0	*
Raffi Samkiranian	0	*
Itzbell Branca	0	*
Ashlee Steinnerd	0	*

*    Less than 1%.
Based on information available to the Company, none of the persons listed above intends to tender any of their Shares in the Offer.
Reference is made to Section 8 “Certain Information About the Company” of the Offer to Repurchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has not issued any Shares to the Adviser, directors or officers of the Company. Except as previously disclosed in the Company’s filings with the SEC in connection with the Company’s private continuous offering of Shares, there have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any director or officer of the Company, or any person controlling the Company or the Adviser.
9.Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and such full tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10.Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Code, applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.
Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar).
As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.
Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Company repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Company to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Shareholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Company is reduced. For these purposes, a shareholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Shareholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, it is expected that, unless the Shareholder elects otherwise, the Shareholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Shareholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.
Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Company increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.
Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Company resulting from other Shareholders’ sale of Shares pursuant to the Offer, and absent a statutory exemption (for instance, in the case of dividends attributable to certain interest income or certain capital gain income), the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate, if applicable). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Fifth Amended and Restated Confidential Private Placement Memorandum, as amended or supplemented, entitled “Certain U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders” for further information concerning the taxation of Non-U.S. Shareholders, which the Company will provide to eligible Shareholders upon request. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.
FATCA. Sections 1471-1474 of the Code, and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”), generally require the Company to obtain information sufficient to identify the status of each of its Shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a Shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Company or its agent may be required to withhold under FATCA 30% of ordinary dividends the Company pays (or is deemed to pay) to that Shareholder. The IRS and the Department of Treasury have issued proposed regulations providing that gross proceeds the Company pays to a Shareholder for a share repurchase treated as a sale or exchange will not be subject to FATCA withholding. If an amount paid (or deemed paid) by the Company is subject to FATCA withholding, the Company or its agent is required to withhold even if the payment would otherwise be exempt from withholding under rules applicable to foreign Shareholders. Foreign Shareholders are urged to consult their tax adviser regarding the applicability of FATCA.
Backup Withholding. The Company generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Company with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).
Shareholders should provide the Company with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Company regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.
Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.
Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.
11.Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Company has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 or by phone at (704) 805-7200, by contacting the Transfer Agent at (844)-700-1483, or from the SEC’s internet web site, http://www.sec.gov.
Financial Statements
The audited annual financial statements of the Company dated December 31, 2024 included in the Company’s Annual Report on Form 10-K filed with the SEC on EDGAR on February 20, 2025, are incorporated by reference. The Company will prepare and make available to Shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made.
The Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.
Reports and other information about the Company is available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.